Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, President Universal Security Instruments, Inc. 410-363-3000, Ext. 224 Or Zachary Mizener Lambert & Co. 315-529-2348

Universal Security Instruments Announces its Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. July 12, 2024 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced its financial results for the fourth quarter and its fiscal year ended March 31, 2024.

The Company reported:

•

For the fourth quarter ended March 31, 2024, sales decreased $1,096,298 (18.5%) to $4,831,469 from $5,927,767 from the comparable period last year. The Company reported a net loss of $476,671, or $0.21 per basic and diluted share compared to net income of $284,635, or $0.12 per basic and diluted share for the comparable period of the previous year.

•

For the twelve months ended March 31, 2024, sales decreased $2,276,200 (10.3%) to $19,902,673 versus $22,178,873 for the fiscal year ended March 31, 2023. The Company reported a net loss of $395,790, or $0.17 per basic and diluted share, versus net income of $720,411 or $0.31 per basic and diluted share, for the same period last year.  Results for the twelve months ended March 31, 2023, included the receipt of a federal employee retention credit of approximately $181,000 during the second fiscal quarter of the fiscal year.

Harvey Grossblatt, President and Chief Executive Officer said, “Included in the current year results is approximately $150,000 related to an insurance audit of a prior year and an increase in the provision for credit losses of approximately $168,000 recorded in the fourth fiscal quarter. The increase in the provision for credit losses includes amounts with respect to which the Company has filed suit against one of its customers. In addition, sales were impacted by supply chain issues and rising ocean freight rates.”

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

UNIVERSAL SECURITY INSTRUMENTS, INC. is a distributor of safety and security devices. Founded in 1969, the Company has an over 55-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations, and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(UNAUDITED)
	Three Months Ended March 31,
	2024	2023
Net sales	$4,831,469	$5,927,767
Net (loss) income	(476,671)	284,635
Net (loss) income per share – basic and diluted	(0.21)	0.12

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

	Fiscal Year Ended March 31,
	2024	2023
Net sales	$19,902,673	$22,178,873
Net (loss) income	(395,790)	720,411
Net (loss) income per share – basic and diluted	(0.17)	0.31

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS
	March 31,
	2024	2023
Cash	$65,081	$151,502
Accounts receivable and amount due from factor	3,310,154	3,664,948
Inventory	4,751,826	4,063,632
Prepaid expenses	226,732	165,378
TOTAL CURRENT ASSETS	8,353,793	8,045,460

PROPERTY AND EQUIPMENT – NET	159,656	318,641
OTHER ASSETS	31,301	35,773
TOTAL ASSETS	$8,544,750	$8,399,874

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$768,853	$1,459,350
Short-term portion of operating lease liability	158,742	151,230
Accounts payable– Trade	2,371,492	948,465
Accrued liabilities	269,306	309,940
TOTAL CURRENT LIABILITIES	3,568,393	2,868,985

LONG-TERM PORTION OF OPERATING LEASE LIABILITY	13,330	172,072
TOTAL LONG-TERM LIABILITIES	13,330	172,072
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,887 shares issued and outstanding at March 31, 2024 and 2023	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
(Accumulated Deficit)	(7,945,943)	(7,550,153)

TOTAL SHAREHOLDERS’ EQUITY	4,963,027	5,358,817
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,544,750	$8,399,874